NOVASTAR MORTGAGE FUNDING CORPORATION

NOVASTAR CERTIFICATES FINANCING CORPORATION

8140 Ward Parkway, Suite 300

Kansas City, Missouri 64114

April 14, 2006

VIA FAX (202) 772-9202

Ms. Hanna Teshome

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	NovaStar Mortgage Funding Corporation NovaStar Certificates Financing Corporation Registration Statement on Form S-3 (File Nos. 333-131111 and 333-131111-02)

Ms. Teshome:

NovaStar Mortgage Funding Corporation, a Delaware corporation and NovaStar Certificates Financing Corporation, a Delaware corporation (the “Registrants”), hereby request that the Securities and Exchange Commission take appropriate action to make the Registrants’ Registration Statement on Form S-3 (File Nos. 333-131111 and 131111-02) effective at 4:30 p.m., Eastern Time, on April 17, 2006, or as soon thereafter as practicable.

In addition, the Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Hanna Teshome

April 14, 2006

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NOVASTAR MORTGAGE FUNDING CORPORATION
NOVASTAR CERTIFICATES FINANCING CORPORATION

By:	/s/ Matt Kaltenrieder
Name:	Matt Kaltenrieder
Title:	Vice President